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EXHIBIT 5.1

May     , 2002

Isis Pharmaceuticals, Inc.
2292 Faraday Avenue
Carlsbad, CA 92008

Ladies and Gentlemen:

        You have requested my opinion with respect to certain matters in connection with the filing by Isis Pharmaceuticals, Inc., a Delaware corporation (the "Company"), of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission pursuant to which the Company is registering under the Securities Act of 1933, as amended, the resale by the holders thereof of a total of $125,000,000 principal amount of 5 1/2% Convertible Subordinated Notes due May 1, 2009 (the "Notes") and up to 7,518,800 shares of common stock issuable upon conversion thereof (the "Shares"). The Notes were issued pursuant to the Indenture dated May 1, 2002 between the Company and Wells Fargo Bank Minnesota, National Association (the "Indenture").

        In connection with this opinion, I have examined copies of the Indenture, the Notes and such other documents and have made such other inquiries and investigations of law as I have deemed necessary or appropriate to enable me to render the opinion expressed below. I have assumed the genuineness and authenticity of all documents submitted to me as originals and the conformity to originals of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

        My opinion is expressed only with respect to the federal laws of the United States of America, the laws of the State of California and the General Corporation Law of the State of Delaware. I express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof. I note that the parties to the Indenture have designated the laws of the State of New York as the laws governing that agreement and the Notes. Accordingly, my opinion below as to the validity and binding effect of the Notes is premised upon the result that would be obtained if a California court were to apply the internal laws of the State of California (notwithstanding the designation of the laws of the State of New York to govern the interpretation and enforcement of the Indenture and the Notes).

        On the basis of the foregoing and in reliance thereon, I am of the opinion that (i) the Notes constitute valid and binding obligations of the Company, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws of general application relating to or affecting creditors' rights, by general principles of equity, and by an implied covenant of good faith, and (ii) following the issuance upon conversion of the Notes in accordance with their terms, the Shares will be validly issued, fully paid and nonassessable.

        I consent to the reference to my name under the caption "Legal Matters" in the prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Grantland E. Bryce

Grantland E. Bryce
Vice President, Legal and
General Counsel

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  EXHIBIT 5.1